

March 30, 2011

Via Facsimile and U.S. Mail

Mr. Michael Dodak
Interim Chief Financial Officer
Solar Energy Initiatives, Inc.
818 A1A North, Suite 202
Ponte Vedra Beach, Florida 32082

> **Re:**   **Solar Energy Initiatives, Inc**.
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the Quarter Ended January 31, 2011**
> **File No. 333-148155**

Dear Mr. Dodak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 9A(T). Controls and Procedures, page 24

1.   We note your disclosure that your "principal executive officer and principal financial officer concluded as of the Evaluation Date that [your] disclosure controls and procedures were effective such that the material information required to be included in [your] Securities and Exchange Commission (SEC) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to [your] company and was made known to them by others within those entities, particularly during the period when this report was being prepared." We note that you made similar modifications within your January 31, 2011 Form 10-Q. The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Item 10. Directors, Executive Officers…, page 25

2.   In your future filings, please include the disclosure required by Item 401(e) regarding your directors and all of your current officers.

Item 11. Executive Compensation

Summary Compensation Table, page 26

3.   In your future filings, please identify the items in the All Other Compensation column as required by Regulation S-K Item 402(o)(7).

4.   In your future filings, please provide the disclosure required by Regulation S-K Item 402(n) regarding FASB ASC Topic 718; in light of your current footnote disclosure that the stock awards were valued at the lower of the bid price of the stock on the day of the award or at the private placement issuance price of an open private placement at that time, please tell us how your footnote disclosure is consistent with your related accounting disclosure on page F-26. In your future filings, please also disclose in a footnote to your Director Compensation table how you value stock option awards granted to your directors as required by Regulation S-K Item 402(r)(2)(iii).

Grants of Plan-Based Awards, page 27

5.   We note the Form S-8s that you have filed. In your future filings, please reconcile or clarify your disclosure on page 28 that you have no stock option executive compensation plan in place.

Director Compensation, page 28

6.   In your future filings, please disclose the compensation for each of your directors as required by Regulation S-K Item 402(r)(2).

Financial Statements, page F-1

Statement of Stockholders' Equity (Deficit), page F-4

7.   We note here and on page F-2 that you separately present a category entitled "deferred compensation" within your statement of stockholders' equity (deficit) rather than presenting the deferred compensation as an offset to additional paid-in capital. Please revise your future filings to present the deferred compensation as of an offset to additional paid-capital within your statement of stockholders' equity (deficit). Refer to the guidance in SAB Topic 4(E) and the guidance in SAB 107.

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Warranty Reserves, page F-9

8.   We note here that you purchase your products from manufacturers that warrant their products up to 25 years and that you do not recognize any warranty expense. You further disclose on page 12 that you would be responsible for any warranty claims that the manufacturers do not cover. Please explain to us why you have not recorded any obligation for warranties offered to your customers since you might be responsible for any warranty claims that the manufacturer does not cover. Refer to the guidance in Topic 460-10 of the FASB Accounting Standards Codification.

-Business Combinations and Consolidations, page F-9

9.   We note your disclosure here and within your October 31, 2010 Form 10-Q that you have $323 million and $40 million of trade receivables associated with factoring and securitization programs as of January 27, 2010 and December 20, 2010, respectively, that are not recognized on your balance sheet. Please explain to us in more detail the nature of the accounts receivable factoring and securitization programs that you have in place at each reporting date.   Within your discussion, please explain to us how you are

accounting for these arrangements at each reporting date. Cite the accounting literature relied upon and how you applied it to your situation.

-Inventory, page F-10

10. We note your disclosure that "if actual market conditions are more favorable, reserves or write-downs may be reversed." Please tell us how the reversal of inventory reserves discussed in this accounting policy complies with the guidance in SAB Topic 5.BB. In this regard, please quantify for us the amount of any such reversals recorded.

Note 9. Convertible Debentures, page F-14

11. We note that you issued convertible notes during fiscal 2010 that contain conversion features whereby the notes are convertible at a 39% discount to the average of three lowest closing bid prices of the common stock during the 10 trading day prior to conversion. We note from your January 31, 2011 Form 10-Q that you issued (or transferred) convertible notes with similar features during the six months ended January 31, 2011. Please revise your future filings to explain how you considered Topic 815 of the FASB Accounting Standards Codification in evaluating the embedded conversion options of these notes in determining that you were not required to bifurcate the conversion options and account for them as derivative liabilities at fair value.

Note 10.   Stockholders' Equity, page F-15

12. We note from page F-19 that you have issued warrants during each reporting period presented. Please revise your future filings to describe the valuation model utilized to value the warrants and to quantify the assumptions utilized in the model. Discuss how you determined the underlying inputs utilized within the valuation model.

13. We further note from page F-20 that you have utilized a "modified" Black-Scholes option model to determine the fair value of your stock options. Please explain to us how this valuation methodology is consistent with the guidance in Topics 718-10-55-11 and 55-16 of the FASB Accounting Standards Codification. Within your discussion, please explain the difference between the "modified" Black-Scholes option model and the Black Scholes option model.

Note 11. Commitments and Contingencies, page F-21

14. We note from page 11 and throughout the filing that you have entered into supply arrangements with manufacturer of solar products to establish pricing and delivery parameters. Please explain to us the nature and the terms of the arrangements.

Mr. Michael Dodak
Solar Energy Initiatives, Inc.
March 30, 2011
Page 5

Note 13. Equity Method Investee, page F-23

15.   We note your disclosures here and within your January 31, 2011 Form 10-Q related to
        your investment to hold the project costs of a 1MW solar project in Cherokee County,
        NC. We also note that you are currently accounting for this entity on an equity basis of
        accounting due to common management as well as an ownership interest of 16%. We
        finally note that you have a $530,274 outstanding accounts receivable balance as of July
        31, 2010 from this investment. Please address the following comments:

        • Tell us who holds the remaining 84% interest in this investment. Describe any
          relationships between your company and the other party in this investment.

        • Provide to us the names and positions of the individuals who serve as management
          for the equity investment and also serve as part of your management since you
          disclose that you have "common management."

        • Discuss why you have recorded a $530,274 accounts receivable from the investment
          and why you do not consider these costs as increasing your ownership interest in the
          investment.

        • Explain to us how you account for any transactions with this investee company. Refer
          to the guidance in Topic 850 of the FASB Accounting Standards Codification.
          .
        • Explain to us in greater detail how you determined how to account for your
          investment including why you are accounting for it on an equity method basis of
          accounting. Specifically address how you considered the guidance in Topic 810 of
          the FASB Accounting Standards Codifications.

16.   Further to the above, we note that you reference your investment in Cherokee County,
        NC here and from page 9 that you reference an investment in Martin Creek NC, LLC.
        We note similar disclosures within your January 31, 2011 Form 10-Q. Please explain to
        us if these are the same or different investments. If these are two separate investments,
        please explain to us the nature of your investment in Martin Creek NC, LLC including
        your ownership percentage and your accounting for this investment on an equity method
        basis of accounting. Refer to the guidance in Topic 810 of the FASB Accounting
        Standards Codifications.

Note 15. Income Taxes, page F-24

17.   Please revise your future filings to include the disclosures outlined in 740-10-50-1
        through 50-21 of the FASB Accounting Standards Codification.

Exhibit 31.1 and 31.2

18.   We note that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended January 31, 2011

Notes to Financial Statements, page 10

19.   The heading in the Notes to the financial statements refers to "Solar Park Initiatives" rather than the registrant, Solar Energy Initiatives, Inc. Please confirm that these are the appropriate footnotes. Revise future filings to include proper headings to avoid any confusion.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551- 3286, or Tim Buchmiller, Reviewing Attorney, at (202) 551- 3635 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief